FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                           For the month of April 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                      Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                             No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A..................................
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                                   Tele2 Logo




                                                           FOR IMMEDIATE RELEASE
                                                          Tuesday, April 1, 2003



                 TELE2 LAUNCHES ITS FIRST GSM NETWORK IN RUSSIA

New York and Stockholm - Tuesday, April 1, 2003 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today launched its first Russian GSM-network in Irkutsk under the Tele2 brand. This launch initiates the rollout of Tele2's GSM-networks in Russia, and the objective is to convert a further four networks by the end of 2003.

Tele2 currently holds twelve GSM-licenses in Russia, and offers mobile services in eleven Russian regions, which are being gradually rebranded to the Tele2 brand. Mobile penetration outside Moscow and St Petersburg is 6-7%, which is low relative to other markets, but is experiencing rapid growth. The number of mobile subscribers in Russia is expected to reach 35 million in 2003, up from 18 million at the end of 2002.

Tele2 is the second mobile operator to launch GSM-services in the Irkutsk region, which has a mobile penetration of 4%. Tele2's GSM-network in Irkutsk was launched today based on the GSM1800 standard, having similar coverage per base station as the GSM900 standard, by using a phased array antenna solution from Radio Components.

CAPEX for these GSM investments will be in the region of US$ 50-80 million during 2003.

Lars-Johan Jarnheimer, CEO of Tele2 said; "Russia represents a great opportunity for us, as the mobile market has substantial growth potential. With our existing mobile operations in eleven countries, we have the possibility to leverage on our substantial knowledge of mobile services".


Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to over 16.8 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.


CONTACTS
--------

Lars-Johan Jarnheimer                     Telephone:        +46 8 562 640 00
President and CEO, Tele2 AB

Hakan Zadler                              Telephone:        +46 8 562 640 00
CFO, Tele2 AB


Andrew Best/ Dwayne Taylor                Telephone:        +44 20 7321 5022
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By:    Hakan Zadler
     ------------------------
Name:
Title:




Date:    April 2, 2003